SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund: TD Asset Management USA Funds Inc. (the “Registrant”)

3.	Securities and Exchange Commission File No: 811-09086

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]  Initial Application                  [   ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o TD Asset Management USA Funds Inc. 399 Park Avenue, New York, New York 10022

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Elliot J. Gluck, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8138 EGluck@willkie.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR §§ 270.31a-1, 270.31a-2]:

i.	TDAM USA Inc.
399 Park Avenue
New York, New York 10022
416-982-4395
(maintains records as investment manager and administrator)

ii.	The Bank of New York Mellon Asset Servicing
240 Greenwich Street, 8th floor
New York, New York 10286
212-298-1876
(maintains records as custodian)

iii.	TDAM USA Inc.
399 Park Avenue
New York, New York 10022
416-982-4395
(retains records from FIS Investor Services as transfer agent)

iv.	TD Ameritrade Clearing, Inc.
200 South 108th Avenue
Omaha, Nebraska 68154
Kevin Tinley (Senior Manager- Records Management)
Kevin.Tinley@tdameritrade.com
(402) 575-6420
(maintains records as transfer agent)

v.	SEI Investments Distribution Co.
One Freedom Valley Drive
Oaks, Pennsylvania 19456
610-676-1000
(maintains records as distributor)

vi.	SEI Investments Global Funds Services
One Freedom Valley Drive
Oaks, Pennsylvania 19456
610-676-1000
(maintains certain accounting records)

NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]  Open-end          [   ]  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

TDAM USA Inc., 399 Park Avenue, New York, New York 10022, is the investment adviser of the Registrant. (Prior to May 6, 2008, TDAM USA Inc. was known as “TD Asset Management USA Inc.”)

Epoch Investment Partners, Inc., 399 Park Avenue, New York, New York 10022, was the sub-adviser to certain former series of the Registrant.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

SEI Investments Distribution Co. One Freedom Valley Drive Oaks, Pennsylvania 19456

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: January 28, 2019.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Registrant is organized as a corporation under the laws of the State of Maryland, and shareholder approval is not required under applicable Maryland state law in connection with the liquidation of a Maryland corporation or series thereof.

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

March 12, 2019

(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable.

(e)	Liquidations only: Were any distributions to shareholders made in kind?

[ ] Yes [X] No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities? Not Applicable.

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ ] Yes [X] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? None.

(b)	Describe the relationship of each remaining shareholder to the fund: Not Applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[X] Yes [ ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash retained by the Registrant in the amount of $377,101.32.

(b)	Why has the fund retained the remaining assets? The Registrant has retained these remaining assets in order to satisfy the outstanding debts identified in the response to Question 21, below.

(c)	Will the remaining assets be invested in securities?

[ ] Yes [X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes [ ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability: Liabilities in the amount of $377,101.32 for expenses payable by the Registrant.

(b)	How does the fund intend to pay these outstanding debts or other liabilities? The Registrant intends to pay these outstanding liabilities by using the cash identified in the response to Question 20, above.

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $25,721.93

(ii)	Accounting expenses: $0.00

(iii)	Other expenses (list and identify separately):

Printing:	$3,672.52
Mailing:	$87.55

(iv)	Total expenses (sum of lines (i)-(iii) above): $29,482.00

(b)	How were those expenses allocated?

These expenses were allocated to TDAM USA Inc., the Registrant’s investment adviser.

(c)	Who paid the expenses?

TDAM USA Inc., the Registrant’s investment adviser.

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only. (Not Applicable.)

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

        The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of TD Asset Management USA Funds Inc., (ii) he is the Secretary of TD Asset Management USA Funds Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

By:	/s/ James Bernstein James Bernstein Secretary